Exhibit (d)(41)

                               [Bogle Letterhead]


                                December 15, 2004



Edward J. Roach
President
The RBB Fund, Inc.
Bellevue Park Corporate Center
400 Bellevue Parkway
Wilmington, DE  19809

     Re:  The RBB Fund, Inc.
          Bogle Investment Management Small Cap Growth Fund (the "Fund")
          --------------------------------------------------------------

Dear Mr. Roach:

     By our execution of this letter agreement (this "Agreement"), Bogle Investment Management, L.P. (the "Adviser") agrees that in order to improve the performance of the Fund, the Adviser shall, from January 1, 2005 through December 31, 2005, waive all or a portion of its investment advisory fees and/or reimburse expenses (other than brokerage commissions, extraordinary items, interest and taxes) in an aggregate amount equal to the amount by which the Fund's total operating expenses (other than brokerage commissions, extraordinary items, interest and taxes) exceed a total operating expense ratio (other than brokerage commissions, extraordinary items, interest and taxes) of 1.25% of the Institutional Class of the Fund's average daily net assets and 1.35% of the Investor Class of the Fund's average daily net assets.

     The Adviser acknowledges that (1) it shall not be entitled to collect on or make a claim for waived fees at any time in the future, and (2) it shall not be entitled to collect on or make a claim for reimbursed Fund expenses at any time in the future.


                                            BOGLE INVESTMENT MANAGEMENT, L.P.

                                            By:  /s/ John Bogle, Jr.
                                                 -------------------
                                            Title: President

Your signature below acknowledges acceptance of this Agreement:

By:  /s/ Edward J. Roach
     -------------------
     Edward J. Roach
     President
     The RBB Fund, Inc.